October 20, 2015

By EDGAR Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0404

Attention: Jim Allegretto

Re:      Lithia Motors, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Response dated September 15, 2015

File No. 001-14733

Ladies and Gentlemen:

Lithia Motors, Inc. (“Lithia”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated October 6, 2015, relating to the above referenced filing.

In this letter, we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Lithia’s response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segments, page 43

1  We note your response to comment 3 and have the following comments:

●

Please tell us more about what you refer to as the reserve for vehicle sales that will “unwind” or be reversed but have yet to occur, including the amount of the reserve at each balance sheet date. Assuming this represents a reserve against vehicle sales, please tell us why the reserve is recorded within corporate and other as opposed to being recorded against the related vehicle sales recorded in your respective reportable segments. Additionally, as the aforementioned reserve was an example of the reserve activity recorded in corporate and other, please tell us what other material reserves are recorded within corporate and other, if any.

Based on historical experience, a small number of new and used vehicle sales transactions “unwind” in the subsequent reporting period due to the inability to meet certain loan stipulations or other technical issues. The vast majority of these transactions are consummated in the subsequent period under new terms acceptable to both the lender and customer, but nonetheless did not meet the criteria for revenue recognition in the period originally recorded. We record amounts associated with this revenue reversal on our balance sheet impacting several accounts including inventory, accounts receivable and floor plan notes payable. The reserve increases both assets and liabilities on the balance sheet; the net of these amounts affect the cumulative gross profit on the vehicle sales which are immaterial. At December 31, 2014 and 2013, the total net reserve was $177,345 and $172,725, respectively. There are incremental increases in the reserve, reducing revenue and impacting these balance sheet accounts, as our total revenues increase, as average sales prices change and as we acquire more dealership locations. The annual reduction to revenues due to the change in the reserve totaled $1.1 million, $0.2 million and $0.9 million, respectively, or less than one tenth of a percentage point of revenue for each full year period. On a cumulative unit count basis, as of December 31, 2014, we estimated 201 units failed to meet the criteria for revenue recognition in that year. For the year ended December 31, 2014, the increase in unit count expected to unwind was 35 units. The total units reserved compare to 190,696 units sold in 2014, or approximately one tenth of a percentage point of unit sales.

Securities and Exchange Commission

October 20, 2015

We estimate the number and value of unwind transactions based on historical experience. However, the precise store or manufacturer brand of the unwound vehicle sales is variable and therefore the reserve is recorded at the corporate level. Additionally, the CODM evaluates store performance excluding the impact of any ‘unwind’ transactions. That is, the re-signing of paperwork related to an unwind is not reported in performance metrics, either as a reduction of revenue or as an adjustment to the individual store level balance sheet accounts, such as inventory, used by our CODM for purposes of making decisions about allocating resources to the segments or assessing their performance. Therefore, we believe our disclosures are consistent with the requirements of ASC 280-10-50-27 to report measures of segment performance that are consistent with those reported to the CODM. Historically, we have not disclosed the asymmetry between the results of our reportable segments and corporate and other because the effect of the unwind transactions has been immaterial. If the unwind reserve become material in a future period, we will evaluate the need for additional disclosure.

We have one other material elimination in Corporate and other, which is associated with certain intercompany vehicle sales and gross profit related to new vehicles sold by our stores for use as demonstrator vehicles by general managers, executive management or charitable organizations. This elimination reduced revenue within Corporate and other by $5.9 million, $3.8 million, and $2.6 million for fiscal 2014, 2013 and 2012, respectively, or approximately one tenth of a percentage point of revenue for each full year period.

Our store-level personnel, as well as the vehicle manufacturer, consider these transactions to be retail sales. Therefore, the reportable segments report these transactions as revenue; however, they are eliminated within Corporate and other to accurately present our consolidated financial statements. The elimination does not affect performance metrics used by our CODM to evaluate segment results.

●

Please tell us more about the corporate expense allocations that are allocated to the reportable segments, and specifically how allocating costs from corporate and other results in income that appears to be in excess of costs incurred based on the income that is significantly in excess of revenues reported at corporate and other. In your response, please provide us with a categorical summary including amounts of the income statement activity included in corporate and other for each period presented.

Our CODM evaluates store performance on an individual store basis. Because we have 130 locations that have been acquired at various points in time and under various circumstances, we standardize certain expenses across our stores to improve comparability between stores. For example, we use standard commission based pay plan templates for store personnel. To facilitate the potential to move them between stores without altering their individual pay plans, ensuring all stores have a common expense structure based on current market conditions requires internal adjustments between the reportable segments and Corporate and other.

The following table is a three year summary of our segment income reflecting the changes in presentation we discussed in our previous letter dated September 15, 2015 (in thousands):

	For the year ended December 31,
	2014	2013	2012
Segment Income
Domestic	$96,863	$84,500	$69,236
Import	50,418	40,264	30,701
Luxury	25,386	16,133	11,189
	172,667	140,897	111,126
Corporate and other	71,734	50,283	41,555
Depreciation and amortization	(26,363)	(20,035)	(17,128)
Other interest expense	(10,742)	(8,350)	(9,621)
Other (expense) income, net	3,199	2,993	2,525
Income from continuing operations before income taxes	$210,495	$165,788	$128,457

Securities and Exchange Commission

October 20, 2015

We note that the $71,734 presented for Corporate and other for 2014, for example, is different than the $39,657 in our 2014 Form 10-K. The change is due to presenting Depreciation and amortization, Other interest expense and Other (expense) income, net as reconciling items in the new presentation. The sum of these four items is within $2 million of the previously disclosed number. The remaining difference is due to the reclassification of certain depreciation expense originally included in the Domestic, Import and Luxury segments to the Depreciation and amortization line item.

The following table provides a detailed breakout of the material components of segment income within corporate and other (in thousands):

	For the year ended December 31,
	2014	2013	2012
Corporate and Other
Revenues - Corporate and other	$4,451	$4,950	$9,312
Corporate personnel costs	(35,532)	(31,540)	(31,844)
Other corporate costs	(16,597)	(16,249)	(10,280)
Income from internal rent, net	59,665	49,682	41,728
Income from internal management fees	25,057	19,992	24,458
Income from internal insurance and advertising fees, net	11,548	8,445	4,921
Income from internal floorplan interest cost, net	18,528	13,256	5,521
Other	4,614	1,747	(2,261)
Segment income – Corporate and other	$71,734	$50,283	$41,555

In the previous table, Corporate personnel costs represent wages and variable compensation paid to personnel within our corporate department. Other corporate costs include items such as legal expense, corporate overhead, and other general and administrative expenses.

Income from internal rent, net is the net sum of the internal rent charge we assign each store offset by the rent or property tax expense incurred. We assign all stores an internal rent charge based on current market values of locations to normalize locations that may be leased, owned or a combination of the two. Therefore, whether the particular location is owned or leased and regardless of any change in fair value compared to cost basis, the store sees a market rent expense each month.

Income from internal management fees is the charge we assign to each store location for the support functions performed by corporate employees whose wages are recorded in Corporate personnel costs.

Income from internal insurance and advertising fees, net is the difference between the insurance and advertising expenses we charge each store offset by the actual costs recorded with third party vendors. We maintain an in-house advertising agency that charges our stores an amount similar to what they would pay an outside vendor. We also maintain insurance deductible levels far in excess of levels a stand-alone store would maintain and, therefore, charge a higher internal insurance premium to offset the cost of risk that our corporate division is maintaining.

Income from internal floorplan interest cost, net is the difference between the charges assessed to each store based on our internal cost of financing new vehicle inventory, offset by our actual cost which is lower than an individual store could receive given our broad geographic and brand diversity, along with our parent company’s ability to access the capital markets.

In summary, while our Corporate and other segment does not produce material revenue compared with other segments, we believe our corporate infrastructure provides significant benefits to our stores and affords Lithia a more efficient mechanism for selling and servicing automobiles. We also manage our store operations on an individual basis so providing reporting for our CODM to improve comparability between stores is critical. Therefore, we charge our stores a competitive market rate for certain expenses and services and record the corresponding income and actual costs in Corporate and other, consistent with how we report to the CODM and evaluate the business internally. In future filings, we will expand the disclosure of Corporate and other to provide additional transparency regarding these cost allocation objectives.

* * * * *

Securities and Exchange Commission

October 20, 2015

Lithia believes the responses provided above address the staff's comments, and further acknowledges that:

○	Lithia is responsible for the adequacy and accuracy of the disclosure in the Filing;

○	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and

○	Lithia may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me at (541) 618-5748.

Very truly yours,

Lithia Motors, Inc.

/s/ John F. North

John F. North III

Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)

cc:       Bryan DeBoer, President and Chief Executive Officer

Chris Holzshu, Senior Vice President and Chief Financial Officer